UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 8)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Celanese AG

(Name of the Issuer)
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV-A L.P.
Blackstone Family Investment Partnership (Cayman) IV-A L.P.
Blackstone Chemical Coinvest Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Capital Partners (Cayman) Ltd. 2
Blackstone Capital Partners (Cayman) Ltd. 3
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
BCP Holdings GmbH
BCP Acquisition GmbH & Co. KG
Celanese Europe Holding GmbH & Co. KG
Celanese Europe Management GmbH

(Name of Person(s) Filing Statement)
Ordinary Shares, no par value

(Title of Class of Securities)
D1497A101

(CUSIP Number of Class of Securities)
Curt Shaw
Celanese Corporation
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation $521,787,784*	Amount of Filing Fee $61,247**
* Calculated solely for purposes of determining the filing fee, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 925,443 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 62.22 per share in cash pursuant to the squeeze-out transaction described herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 7, 2006 of EUR 1 = $1.2109. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of April 3, 2006 (excluding shares held by Celanese AG in treasury) and the number of shares owned by Celanese Europe Holding GmbH & Co. KG as of April 3, 2006.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006, is equal to 0.0107% of the value of the transaction.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $50,039.58	Filing Party:	Celanese Europe Holding GmbH &
Co. KG (fka BCP Crystal
Acquisition GmbH & Co. KG)

Form or Registration No.: Schedule 13E-3	Date Filed:	September 2, 2004

Amount Previously Paid: $9,532.42	Filing Party:	Celanese Europe Holding GmbH & Co. KG

Form or Registration No.: Schedule 13E-3	Date Filed:	April 14, 2005
Total Amount Previously Paid: $59,572

     This Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Blackstone LR Associates (Cayman) IV Ltd., a limited duration company organized under the laws of the Cayman Islands, (ii) Blackstone Management Associates (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iii) Blackstone Capital Partners (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iv) Blackstone Capital Partners (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (v) Blackstone Family Investment Partnership (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vi) Blackstone Chemical Coinvest Partners (Cayman) L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vii) Blackstone Capital Partners (Cayman) Ltd. 1, an exempt company organized under the laws of the Cayman Islands, (viii) Blackstone Capital Partners (Cayman) Ltd. 2, an exempt company organized under the laws of the Cayman Islands, (ix) Blackstone Capital Partners (Cayman) Ltd. 3, an exempt company organized under the laws of the Cayman Islands, (x) Celanese Corporation, a Delaware corporation, (xi) Crystal US Holdings 3 L.L.C., a Delaware limited liability company, (xii) Celanese Holdings LLC, a Delaware limited liability company, (xiii) BCP Crystal US Holdings Corp., a Delaware corporation, (xiv) Celanese Caylux Holdings Luxembourg S.C.A. (formerly BCP Caylux Holdings Luxembourg S.C.A.), a partnership limited by shares organized under the laws of the Grand Duchy of Luxembourg, (xv) BCP Holdings GmbH, a limited liability company organized under the laws of Germany, (xvi) BCP Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, (xvii) Celanese Europe Holding GmbH & Co. KG, a limited partnership organized under the laws of Germany (the “Purchaser”) and (xviii) Celanese Europe Management GmbH, a limited liability company organized under the laws of Germany, on April 14, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Supplement to the Going Private Disclosure Document attached as Exhibit (a)(3)(A) to this Schedule 13E-3 (the “Supplement”).
     Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Supplement is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.
Item 1. Summary Term Sheet (Regulation M-A Item 1001).
          Item 1 of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in Section I. “Summary of the Transactions,” of the Supplement is incorporated herein by reference.
Item 2. Subject Company Information (Regulation M-A Item 1002).
          Item 2(c) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in Section IV.2, “Companies Involved — Description of Celanese AG and Celanese Shares,” of the Supplement is incorporated herein by reference.
          Item 2(d) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in Section V.2.(b), “Background and Objective of the Transactions — Intentions of the Purchaser with Regard to Celanese AG — Dividends,” of the Supplement is incorporated herein by reference.

          Item 2(f) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in Section IV.4., “Companies Involved — Interest of the Reporting Persons in Celanese AG,” of the Supplement is incorporated herein by reference.
Item 4. Terms of the Transaction (Regulation M-A Item 1004).
          Item 4(a) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections I.,, “Summary of the Transactions,” III. “Special Factors,” V. “Background and Objective of the Transactions” and VI. “The Squeeze-Out,” of the Supplement are incorporated herein by reference.
          Item 4(c) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in Section VI.2, “Fair Cash Compensation,” of the Supplement is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).
          Item 5(a) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections IV.4., “Companies Involved — Interest of the Reporting Persons in Celanese AG” and V. “Background and Objective of the Transactions,” of the Supplement are incorporated herein by reference.
          Item 5(b) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections IV.4. “Companies Involved — Interest of the Reporting Persons in Celanese AG” and V. “Background and Objective of the Transactions,” of the Supplement are incorporated herein by reference.
          Item 5(c) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in Section V., “Background and Objective of the Transactions,” of the Supplement is incorporated herein by reference.
          Item 5(e) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections IV.4 “Companies Involved — Interest of the Reporting Persons in Celanese AG” and V. “Background and Objective of the Transactions,” of the Supplement are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).
          Item 6(b) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections I. “Summary of the Transactions,” and III. “Special Factors — Purposes, Alternatives, Reasons and Effects,” are incorporated herein by reference.
          Item 6(c) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections I. “Summary of the Transactions,” III.1. “Special Factors — Purposes, Alternatives, Reasons and Effects,” V.2. “Background and Objective of the Transactions —

Intentions of the Purchaser with Regard to Celanese AG,” and VI. “The Squeeze-Out,” are incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).
          Item 7(a) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections I. “Summary of the Transactions,” III.1. “Special Factors — Purposes, Alternatives, Reasons and Effects,” and VI. “The Squeeze-Out,” of the Supplement are incorporated herein by reference.
          Item 7(c) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections I. “Summary of the Transactions,” III.1. “Special Factors — Purposes, Alternatives, Reasons and Effects,” V. “Background and Objective of the Transactions,” and VI. “The Squeeze-Out” of the Supplement are incorporated herein by reference.
          Item 7(d) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections I. “Summary of the Transactions,” III.1 “Special Factors — Purposes, Alternatives, Reasons and Effects,” and VI. “The Squeeze-Out,” of the Supplement are incorporated herein by reference.
Item 8. Fairness of the Transaction (Regulation M-A Item 1014).
          Item 8(a) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections I. “Summary of the Transactions”, III.2. “Special Factors — Fairness of Transactions and Reports with Respect Thereto” and VI. “The Squeeze-Out,” of the Supplement are incorporated herein by reference.
          Item 8(b) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Sections III.2. “Special Factors — Fairness of Transactions and Reports with Respect Thereto” and VI. “The Squeeze-Out,” of the Supplement are incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015).
          Item 9(a) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Section III.2 “Special Factors — Fairness of Transactions and Reports With Respect Thereto,” of the Supplement is incorporated herein by reference.
          Item 9(b) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Section III.2. “Special Factors — Fairness of Transactions and Reports With Respect Thereto,” of the Supplement is incorporated herein by reference.
          Item 9(c) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Section III.2. “Special Factors — Fairness of Transactions and Reports With Respect Thereto,” of the Supplement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).
          Item 10(a) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Section VI.3. “The Squeeze-Out — Source and Amount of Funds,” of the Supplement is incorporated herein by reference.
          Item 10(c) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Section VI.4. “The Squeeze-Out — Transaction Expenses,” of the Supplement is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company (Regulation M-A Item 1008).
          Item 11(a) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in Section IV.1., “Companies Involved — Description of Reporting Persons,” of the Supplement is incorporated herein by reference.
          Item 11(b) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in Section IV.4., “Companies Involved — Interest of the Reporting Persons in Celanese AG,” of the Supplement is incorporated herein by reference.
Item 13. Financial Statements (Regulation M-A Item 1010).
          Item 13(a) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth and referred to in Item 18 of the Annual Report on Form 20-F filed by Celanese AG on March 31, 2006 is incorporated by reference herein.
          Item 13(c) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The information set forth in the Section IV.1. “Companies Involved — Summary Financial Information for Celanese AG,” of the Supplement is incorporated herein by reference.
Item 15. Additional Information (Regulation M-A Item 1011).
          Item 15(b) of the Schedule 13E-3 is hereby amended and supplemented by the following:
     The Supplement in its entirety is incorporated herein by reference.
Item 16. Exhibits (Regulation M-A Item 1016).
          Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:
          (a)(3)(A) Supplement to the Going Private Disclosure Document, dated April 14, 2006.
          (a)(5)(A) Celanese AG Invitation to the Annual General Meeting of Celanese AG commencing on Tuesday, May 30, 2006, 10:00am, incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed by Celanese AG on April 12, 2006.
          (c)(1) English translation of the Report, dated 10 March, 2006, of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, on the Determination of the Business Value of Celanese AG, Kronberg im

Taunus, as of May 31, 2006, and Determination of the Appropriate Cash Settlement Pursuant to Sec. 327a et seq. Akt.
          (c)(2) English translation of the Report, dated 12 March, 2006, of Deitmer & Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, on the Examination of the Adequacy of the Cash Compensation on the Occasion of the Intended Resolution to Transfer the Shares Held by the Minority Shareholders of Celanese AG, Kronberg im Taunus to Celanese Europe Holding GmbH & Co. KG, Kronberg im Taunus, pursuant to Sec. 327c (2) Sentence 2 Stock Corporation Act.
          (c)(3) English translation of the Report by Celanese Europe Holding GmbH &Co. KG on Compliance with the Requirements for the Transfer of the Shares of the Minority Shareholders of Celanese AG to Celanese Europe Holding GmbH & Co. KG and the Adequacy of the Cash Compensation Pursuant to Section 327c(2), sent. 1 Stock Corporation Act.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 14, 2006

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:	/s/ Robert L. Friedman

	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By: Blackstone Management Associates (Cayman) IV L.P., it general partner

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.

By:	/s/ Robert L. Friedman

	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.

By:	/s/ Robert L. Friedman

	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) L.P.

By:	/s/ Robert L. Friedman

	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Director

BLACKSTONE LR CAPITAL PARTNERS (CAYMAN) LTD. 3

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Director

CELANESE CORPORATION

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CELANESE HOLDINGS LLC

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By:	Celanese Caylux Holdings Ltd., its general partner

By:	/s/ Altfried Schrader

	Name:	Altfried Schrader
	Title:	Authorized Person

By:	/s/ Volker Stroh

	Name:	Volker Stroh
	Title:	Authorized Person

BCP HOLDINGS GMBH

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person

BCP ACQUISITION GMBH & CO. KG

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE MANAGEMENT GMBH

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person

Exhibit Index
(a)(3)(A) Supplement to the Going Private Disclosure Document, dated April 14, 2006.
(a)(5)(A) Celanese AG Invitation to the Annual General Meeting of Celanese AG commencing on Tuesday, May 30, 2006, 10:00am., incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed by Celanese AG on April 12, 2006.
(c)(1) English translation of the Report, dated 10 March, 2006, of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, on the Determination of the Business Value of Celanese AG, Kronberg im Taunus, as of May 31, 2006, and Determination of the Appropriate Cash Settlement Pursuant to Sec. 327a et seq. Akt.
(c)(2) English translation of the Report, dated 12 March, 2006, of Deitmer & Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, on the Examination of the Adequacy of the Cash Compensation on the Occasion of the Intended Resolution to Transfer the Shares Held by the Minority Shareholders of Celanese AG, Kronberg im Taunus to Celanese Europe Holding GmbH & Co. KG, Kronberg im Taunus, pursuant to Sec. 327c (2) Sentence 2 Stock Corporation Act.
(c)(3) English translation of the Report by Celanese Europe Holding GmbH &Co. KG on Compliance with the Requirements for the Transfer of the Shares of the Minority Shareholders of Celanese AG to Celanese Europe Holding GmbH & Co. KG and the Adequacy of the Cash Compensation Pursuant to Section 327c(2), sent. 1 Stock Corporation Act.